UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

19 September 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press release:

TNT Express expands Express Road Network to Morocco, 19 September 2006

19 September 2006

TNT Express expands Express Road Network to Morocco

First integrator to start time definite road line haul between Europe and Africa

TNT Express, one of the world's leading express delivery companies today announced it has extended its Express Road Network (ERN) into Africa by starting an international road line haul connection to Casablanca, Morocco. By doing this, TNT is the first major express company to create an owned time definite road line haul connection between Africa and Europe.

This expansion complements TNT Express' focus on further strengthening its networks by expanding into the merging markets within and around Europe, which to date has concentrated on Eastern Europe. This step reflects TNT Express' strategic intents to become number one in both Europe and Rest of the World emerging markets.

Morocco traditionally has a strong trade relationship with the region as the gateway between Europe and Africa. TNT will leverage on this geographic situation by connecting its entire European road network to the African continent. Morocco is one of the fastest growing markets in the region and several trade agreements will fuel this growth in the future. Casablanca is connected to the ERN through Madrid with a sea connection between Tangier and Algesiras.

Mrs. Marie-Christine Lombard, Group Managing Director of TNT's express division, said: "We are pleased to be able to further strengthen our leading position in the European express market by expanding into the emerging markets in and surrounding Europe. Directly linking Africa and Europe by means of a road line haul connection is new to the major players in the global market and enables us to make use of the first mover advantages."

TNT's ERN is the most extensive road delivery network in Europe. It enables TNT to provide the fastest daily by road door to door customs cleared express delivery transit times in Europe. TNT ERN handles 4,000 Europe-wide international linehauls per week. TNT Express road vehicles in Europe travel approximately 2,000,000 kilometres every week. ERN connects 414 depots in 34 countries through twelve international road hubs.

The extension of the ERN to Morocco provides customers access to the Economy Express service. This service is now available to over 90 countries worldwide.

1. TNT Express is the world's leading business to business express delivery company. The company delivers 3.5 million parcels, documents and pieces of freight a week to over 200 countries using its network of nearly 900 depots, hubs and sortation centres. TNT Express operates over 19,000 road vehicles and 43 aircraft and has the biggest door-to-door air and road express delivery infrastructure in Europe.

2. TNT Express employed over 48,000 staff worldwide per year end 2005 and is the first ever organisation to achieve global recognition as an Investor in People. The company reported revenue of € 2.9 billion in the first half of 2006. Operating income from TNT Express increased by 21.5% to €277 million in the first half of 2006 compared to the same period in 2005. The TNT Express website is: http://www.tnt.com/express

3. TNT N.V. provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs over 128,000 people. In the first half of 2006, TNT reported € 5.3 billion in revenues and 671 million EBIT from continuing operations. TNT N.V. is publicly listed on the stock exchanges of Amsterdam and New York. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 19 September 2006